SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 6, 2011, entitled "DRDGOLD GUIDANCE FOR MARCH 2011 QUARTER".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 6, 2011   By: /s/ Themba Gwebu
                                                                  Name: Themba Gwebu
                                                                  Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

DRDGOLD GUIDANCE FOR MARCH 2011 QUARTER

Johannesburg, South Africa,6 April 2011: DRDGOLD Limited (JSE: DRD; NASDAQ: DROOY) announced today that it expects its Group gold production for the quarter ended 31 March 2011 to be about 3% lower than in the previous quarter, at around 67 400oz.

Cash operating unit costs are expected to be about 6% higher, a consequence of lower gold production.

It is estimated that capital expenditure will be about 11% higher than the previous quarter ended 31 December 2010, reflecting the continued development of the Crown/Ergo pipeline.

The information contained in this announcement has not been reviewed or reported on by DRDGOLD's auditors. The detailed report for the quarter and half year ended 31 March 2011 will be released to the market on or about 19 April 2011.

Roodepoort
6 April 2011

Sponsor
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